January 26, 2006


Mr. Levi Mochkin
President and Chief Executive Officer
Avenue Group, Inc.
405 Lexington Avenue, 26th Floor
New York, NY 10174


	Re:	Avenue Group, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed May 20, 2005
Form 10-QSB for the Quarter Ended September 30, 2005
Filed November 21, 2005
		Response letter dated December 15, 2005
      File No. 000-30543

Dear Mr. Mochkin:

      We have reviewed your response letter and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 2 - Summary of Significant Accounting Policies, page F-9

(G) Investment in Oil and Gas Operations, page F-10

1. In response to comment 4 from your letter dated December 15,
2005
you explain that proper oil and gas accounting provides that when oil is sold, DD&A should be recorded and attributed to the oil sale. Although we agree that this generally results in applying generally accepted accounting principles, the manner by which DD&A is attributed to sales under the successful efforts method, prescribed in paragraph 35 of SFAS 19, depends on a measure of proved reserves.
At the time proved reserves are recorded, the unit-of-production method is the appropriate method of calculating depletion expense. However, as there is no provision in SFAS 19 for recording DD&A on properties with no proved reserves based on a "rough estimate" of reserves, you should follow the guidance in paragraphs 28 and 31, requiring periodic assessments for impairment of unproved properties and exploratory well costs when reserves are not found.

(H) Revenue Recognition, page F-10

2. We understand from your response to comment 4 from your letter dated December 15, 2005 that the revenues you have recorded are a result of incidental oil production obtained during the drilling of the well, and that the oil revenue may not be sustainable as there are no proved reserves identified on the property. Please include similar disclosures in all filings in which you recorded revenue from the sale of similar types of wells.

Note 9 - Capitalization, page F-18

(B) Common Stock, page F-18

3. The expanded disclosure provided in response to comment 6 and included in your Form 10-QSB for the quarter ended September 30, 2005 explains that you have concluded the decline in price of your stock was other-than-temporary; therefore, in accordance with SFAS 5, Current Text Topic I80 and Topic I08 you recorded a $637,000 liability related to the probable return to Langley of a portion of the escrowed shares as of December 31, 2004. You further explain that you will re-compute the liability in subsequent periods and that any adjustment will be recorded in other comprehensive income unless you conclude that a further decline in value is other than temporary.

It is unclear from your discussion how the guidance you have relied upon applies to the situation described in your disclosure. The guidance in Current Text Topic I80 (SFAS 115) relates to the accounting for an investment in debt and equity securities of other entities, and how to measure and record changes in the value of those investments. There is no provision in that guidance related to the probable return of an investment if there is a decline in value of a separate underlying (e.g. the price of your stock). Also note that the accounting for an other-than-temporary decline in fair value discussed in paragraph 115 of Topic I80 relates to investments classified as either available-for-sale or held-to-maturity, and since the shares held in escrow are restricted shares (as defined in
SFAS 115 paragraph 3 footnote 2), they are outside the scope of SFAS
115. Until such shares qualify for sale within one year, they cannot be classified as available-for-sale.

We have considered your arrangement with Langley Park Investment Trust, and the accounting necessary to comply with generally accepted accounting principles, and have the following guidance. As indicated above, we believe that shares of this entity that you own and which may be sold within one year are appropriately classified as available-for-sale and accounted for under the guidance in SFAS 115.
However, shares that do not meet this condition should be accounted for using the cost methodology described in paragraph 6(a) of APB 18.
Once shares held in escrow become subject to release within one year, and thereby saleable within one year, application of the guidance in paragraph 13 of SFAS 115 would be appropriate, with any differential between the carrying and market values recorded in other comprehensive income.

We also believe that the contingency arrangement under which you may be required to relinquish shares held in escrow is a derivative that should be accounted for at fair value, with changes in fair value recorded in your Statements of Operations, in accordance with the guidance in paragraphs 17 and 18(a) of SFAS 133. In this regard, we note the terms of the escrow agreement require you to sell to Langley
Park Investment Trust a number of Langley Park Investment Trust shares at a purchase price of 1p based on a formula outlined in the agreement. It appears this feature (a written call), embedded in an equity security, would not be considered clearly and closely related to the equity instrument, pursuant to paragraph 61(e) of SFAS 133. Additionally, we note that paragraphs 12(b) and 12(c) of SFAS 133 appear to be met since the host contract is not re-measured at fair value, with changes reported in earnings as they occur; and the instrument appears to meet all of the criteria of a derivative pursuant to paragraphs 6-11.

Please make the necessary adjustments to your accounting and disclosure. If you believe the implications are not material, you may submit an analysis supporting your conclusions in this regard. Under this scenario, please ensure that your analysis addresses the accounting that would be required for each annual and quarterly period from the date of entering into the arrangement.

Form 10-QSB for the Quarter Ended September 30, 2005

Financial Statements

Consolidated Balance Sheet, page 3

4. Please clarify whether the $973,479 identified as Accumulated Other Comprehensive Income is income or loss. It appears the amount is a loss given the comprehensive losses reported in recent periods.
Please include similar clarification in the remainder of the document where comprehensive income is discussed.

Consolidated Operations Statement, page 4

5. We note you have classified the $721,046 of loss on sale of oil property as a component of other income (expense). As your primary business operations are the exploration for and production of oil and gas, it appears that the loss on sale of long lived assets used in operations would need to be included in the computation of loss from operations to comply with paragraph 45 of SFAS 144.

6. It appears that the $584,874 identified as gain from sale of discontinued operations reported for the three months ended
September
30, 2005 should be reported in the statement of operations for the nine months ended September 30, 2004. Please correct the statement to appropriately reflect the operations for the periods presented.

7. On a related point, please reconcile and disclose the difference between the gain on disposition reported in the operations statement of $584,874 and the gain identified in Note 5 on page 11 of $724,874.
It appears the amount included in the operations statement was not updated to reflect the fair value adjustment of the 4 million shares of ROO Media included in the sale. Please revise your document accordingly.

Note 2 - Summary of Significant Accounting Policies; Restatement of
Opening Balances, page 7

(A) Restatement of Opening Balances, page 7

8. Revise your discussion to explain the underlying errors in the previous documents that led to your conclusion to amend the filings.
Your disclosure should emphasize that the decision to amend your documents to correct previous accounting errors is a decision that management had made after evaluating information of which it became aware. Any references to the SEC should be limited to the fact that you had received correspondence in conjunction with a review of your annual report; this should not be characterized as the basis for your decision to amend your filings.

9. In addition, we remind you of your reporting obligation under Rule
13a-11 to file a current report on Form 8-K upon the occurrence of an event specified in Section 1-6 and 9 of the instructions to the Form
8-K.  Specifically, it appears you need to file an Item 4.02 Form
8-K
related to the non-reliance on previously issued financial statements for the periods you have specified in your disclosure. In order to comply with the requirements of the Form 8-K, please file the current report or explain to us why you believe you are not required to file such a report.

(L) Accumulated Other Comprehensive Income, page 9

10. Please disclose and reconcile the difference between the $1,254,285 identified as net loss on marketable securities for the nine months ended September 30, 2005 within the table, to the $751,243 identified of unrealized loss on marketable securities within the Consolidated Comprehensive Loss Statement on page 5.

Note 3 - Investments in Marketable Securities, page 9

11. In the first paragraph of the discussion regarding the stock exchange with Langley Park Investment Trust you state the shares of
Langley were valued at $11 million. However, in the second paragraph you state that at the date of the stock exchange agreement, the Langley shares were valued at $11.8 million. Please discuss and reconcile the difference and correct the disclosure if necessary.

Evaluation of Disclosure Controls and Procedures, page 17

12. We note your disclosure stating that "Our Chief Executive Officer and Chief Financial Officer have reviewed the effectiveness of our "disclosure controls and procedures ... and have concluded that the disclosure controls and procedures are effective to ensure that material information relating the to the Company is recorded, processed, summarized, and reported in a timely manner." Please understand that disclosure controls and procedures, as defined in Rule 13a-15(e) of Regulation 13A, are somewhat more comprehensive, not qualified by materiality, and pertaining to reports that are filed or submitted within the time periods specified in the Commission`s rules and forms. Please revise your disclosure to clarify whether your conclusion about the effectiveness of your disclosure controls and procedures are consistent with all aspects of the definition set forth in Rule 13a-15(e) of Regulation 13A.

13. You also explain that your Chief Executive Officer and Chief Financial Officer reviewed the effectiveness of your disclosure controls and procedures "within the end of the period covered by the
Quarterly Report." The effectiveness of your disclosure controls and procedures is required to be evaluated as of the end of the period, in accordance with Item 307 of Regulation S-B.


302 and 906 Certifications

14. Revise the certifications to clearly indicate, if true, that Mr.
Mochkin is signing the certifications as both principal executive and principal financial officer.


Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.


								Sincerely,



								Karl Hiller
								Branch Chief

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Mr. Levi Mochkin
Avenue Group, Inc.
January 26, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010